VIA EDGAR

April 30, 2025

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Energy and Transportation

Division of Corporation Finance

Washington, D.C. 20549

Attn: Liz Packebush and Kevin Dougherty

Re:	Brookmount Explorations, Inc. Amendment No. 7 to Offering Statement on Form 1-A Filed April 30, 2025 File No. 024-12392

Dear Ms. Packebush and Mr. Dougherty:

We write on behalf of Brookmount Explorations, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated April 25, 2025, commenting on the Company’s Amended Offering Statement on Form 1-A filed April 11, 2025 (the “Offering Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 7 to Offering Statement on Form 1-A filed April 11, 2025

Dilution, page 18

1. Please revise the narrative to correct net tangible book value to $37.270 million as of November 30, 2024, rather than $32.270 million.

Response: In response to this comment, the Company has amended the Offering Statement in the Dilution section to make this correction.

Description of Property, page 25

2. Please update the annual gold production on page 25 to reflect your November 30, 2024 fiscal year end.

Response: In response to this comment, the Company has amended the Offering Statement to add a column reflecting the annual gold production for the fiscal year ended November 30, 2025 to the table on page 25.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By: /s/ Joe Laxague

Joe Laxague, Esq.